HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

-------------------------------------------

  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

10 March 2009

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Strike Axe, Inc.

Registration Statement on Form 10, Amendment 2

Filed December 3, 2009

File No. 0-53304

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated January 5, 2009, in reference to the Company named above.

General

1.

With respect to prior comment one of our letter dated September 15, 2008, please provide the representations signed by the company, not on letterhead from counsel.

Response:

Please see the enclosed correspondence from the Company’s President.

2.

We note your response to prior comment two of our letter dated September 15, 2008.  It is unclear why you believe the transaction was not a spin-off.  It appears that shareholders of an existing company received shares from another, newly-created entity.  We also note disclosure in Item 1, Business, indicating that the predecessor entity transferred its “assets, liabilities and tax attributes” to an entity unrelated to the registrant.  In your response, please include a diagram illustrating the reorganization.

Response:

As was discussed previously, in a typical spin-off, the parent company distributes all of the stock of a subsidiary to the parent shareholders in the form of a pro rata dividend.  After the distribution is completed, the spun off company is no longer a subsidiary of the parent and the parent’s stockholders hold not only the parent’s stock but also the subsidiary’s stock.

In the present matter, the shareholders of the parent, or as is used above “existing company” did not retain their shares in the existing company.  Following the Statutory A

Reorganization, the shares held by the shareholders in the existing company represented shares of the entity defined above as the “newly created entity.”

In effect, the newly created entity became the parent.  To further illustrate this discussion, please see the following diagram, to-wit:

Holding Company Formation

	“Existing Company”	→	↓
	↓		↓
	“Existing Company” (Pristine owns Strike Axe as a Subsidiary)		↓
	↓		↓
◄▬▬▬	Strike Axe		↓
	↓		↓
	Strike Axe owns Pristine as a Subsidiary		↓
	↓		↓	MERGER of all assets & liabilities
	Subsidiary	←

Existing Company merged into Subsidiary, whereby all assets and liabilities transferred into the survivor Subsidiary.  Existing Company ceases to exist.

Holding Company Formation
(After Execution of Agreement)

Liverpool Shareholders are Located here
↓	Strike Axe Owns 1,000 Shares of Subsidiary
Subsidiary

Please note that under the terms of Title 8 §251(g) Strike Axe has only become vested with the shareholders of the former Pristine, or as referred to in the diagram above, the Existing Company.  Staff Legal Bulletin No. 4 clearly is not applicable to the present situation.

Further, we would note that Rule 144, as amended, provides for and discusses holding company formations and applicable holding periods.  Specifically, paragraph D(3)(ix)  provides as follows, to-wit:

“ix.

Holding company formations.  Securities acquired from the issuer in a transaction effected solely for the purpose of forming a holding company shall be deemed to have been acquired at the same time as the securities of the predecessor issuer exchanged in the holding company formation where:

A.

The newly formed holding company’s securities were issued solely in exchange for the securities of the predecessor company as part of a reorganization of the predecessor company into a holding company structure;

B.

Holders received securities of the same class evidencing the same proportional interest in the holding company as they held in the predecessor, and the rights and interests of the holders of such securities are substantially the same as those they possessed as holders of the predecessor company’s securities; and

C.

Immediately following the transaction, the holding company has no significant assets other than securities of the predecessor company and its existing subsidiaries and has substantially the same assets and liabilities on a consolidated basis as the predecessor company had before the transaction.”

Clearly the provisions provided for in 144 (ix) (A) (B) and (C) above were present.  Specifically, we refer you back to our lengthy discussion in our previous correspondence to the Commission regarding these principals.  Further, under 251(G), no shareholder vote was required because the provisions provided for in (A) (B) and (C) were applicable to the Company’s reorganization.

Therefore, we again propose to amend Item 1 and our discussion regarding the Company in the Significant Accounting Policies attached to the audit as follows, to-wit:

ITEM 1

BUSINESS

(A)

BUSINESS DEVELOPMENT

Organizational Background:  We were incorporated August 6, 2007 as a subsidiary of Pristine Seafood Merger Sub, Inc. (“Pristine Merger”). Our former parent company, Pristine Seafood Merger Sub, Inc. (“Pristine Merger”) was originally incorporated on July 29, 1998, in Florida as Pristine Oyster.com, Inc. On January 11, 2001, Pristine Oyster.com, Inc. changed its name to Pristine International Seafood, Inc.  Pristine International Seafood, Inc. later re-domiciled to Delaware in August, 2007.

During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the “2008 Reorganization” pursuant to Section 251 of the Delaware General Corporation Law, as a tax-free organization.  On February 8, 2008, Pristine Merger caused Strike Axe, Inc. (“Strike Axe”) to be incorporated in the State of Delaware, as a direct, wholly-owned subsidiary of Pristine Merger and caused Pristine International Seafood, Inc. to also be incorporated in the State of Delaware as a direct wholly-owned subsidiary of Strike Axe.  Under the terms of the Reorganization, Pristine Merger was merged with and into Pristine DE pursuant to Section 251 of the General Corporation Law of the State of Delaware (”DGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of Pristine Merger Common Stock was converted into and exchanged for a share of common stock of Strike Axe (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Pristine Merger being converted.  There was no spin-off and Pristine Merger’s corporate existence ceased.  Under the 2008 Reorganization all Pristine Merger shareholders became shareholders of Strike Axe in the same proportion.  In conjunction with the 2008 Reorganization, Pristine Merger concluded a downstream merger into the second subsidiary Pristine DE.  All of Pristine Merger’s losses and net operating losses carried forward to Pristine DE.  Following the Reorganization the Company was re-domiciled to Delaware.  Prior to 2004 we were a wholesale seafood company, both domestically and internationally.  Since 2004 and prior to consummation of the domiciliary merger in 2008, neither Pristine Merger nor Strike Axe had any existing operations.

STRIKE AXE, INC.

BACKGROUND AND

SIGNIFICANT ACCOUNTING POLICIES

The Company

Organizational Background:  We were incorporated August 6, 2007 as a subsidiary of Pristine Seafood Merger Sub, Inc. (“Pristine Merger”). Our former parent company, Pristine Seafood Merger Sub, Inc. (“Pristine Merger”) was originally incorporated on July 29, 1998, in Florida as Pristine Oyster.com, Inc. On January 11, 2001, Pristine Oyster.com, Inc. changed its name to Pristine International Seafood, Inc.  Pristine International Seafood, Inc. later re-domiciled to Delaware in August, 2007.

Holding Company Formation and Forward Triangular Merger

During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the “2008 Reorganization” pursuant to Section 251 of the Delaware General Corporation Law, as a tax-free organization.  On February 8, 2008, Pristine Merger caused Strike Axe, Inc. (“Strike Axe”) to be incorporated in the State of Delaware, as a direct, wholly-owned subsidiary of Pristine Merger and caused Pristine International Seafood, Inc. to also be incorporated in the State of Delaware as a direct wholly-owned subsidiary of Strike Axe.  Under the terms of the Reorganization, Pristine Merger was merged with and into Pristine DE pursuant to Section 251 of the General Corporation Law of the State of Delaware (”DGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of Pristine Merger Common Stock was converted into and exchanged for a share of common stock of Strike Axe (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Pristine Merger being converted.  There was no spin-off and Pristine Merger’s corporate existence ceased.  Under the 2008 Reorganization all Pristine Merger shareholders became shareholders of Strike Axe in the same proportion.  In conjunction with the 2008 Reorganization, Pristine Merger concluded a downstream merger into the second subsidiary Pristine DE.  All of Pristine Merger’s losses and net operating losses carried forward to Pristine DE.  Following the Reorganization the Company was re-domiciled to Delaware.  Prior to 2004 we were a wholesale seafood company, both domestically and internationally.  Since 2004 and prior to consummation of the domiciliary merger in 2008, neither Pristine Merger nor Strike Axe had any existing operations. All of Pristine Merger’s operating assets, liabilities and tax attributes (including accumulated losses and net operating losses) carried forward to the second subsidiary. Pristine Merger’s second subsidiary is not a subsidiary of the Company. Accordingly, Pristine Merger is not considered a predecessor company for accounting or legal purposes of Strike Axe.  Following the Reorganization we re-domiciled to Delaware. Since 2004 and prior to consummation of the domiciliary merger in 2008, neither Pristine Merger nor Strike Axe had any existing operations.

3.

We note your response to comment three of our letter dated September 15, 2008, and the statement in risk factor #17 regarding a potential “transactional security exemption” for resales of securities.  With a view to disclosure, advise us of any exemptions you believe would be available.  See, for example, section II.F.6 of Securities Act Release No. 33-8869.

Response:

We have reviewed Securities Act Release No. 33-8869, which was also cited above in regard to Risk Factor 17.  We have also reviewed Risk Factor 17 and note what we believe your concern that an exemption does not exist.  We have, therefore, restated Risk Factor 17 to hopefully alleviate your concern.  Please note the redline change in the following Risk Factor 17, to-wit:

17.

Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others.  These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)

Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)

Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)

Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

(d)

Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)

Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

Alaska

Nevada

Tennessee

Arkansas

New Mexico

Texas

California

Ohio

Utah

Delaware

Oklahoma

Vermont

Florida

Oregon

Washington

Georgia

Pennsylvania

Idaho

Rhode Island

Indiana

South Carolina

Nebraska

South Dakota

Any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc

March 10, 2009

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington DC 20549

Dear Director Reynolds:

As a response to your previous correspondence to us, we acknowledge that:

Strike Axe, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Sincerely,

/s/   Daniel K. Leonard

Daniel K. Leonard, President